February 5, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 3010

Attn.:     Angela McHale, Staff Attorney

Re:	Florham Consulting Corp. Amendment No. 1 to Preliminary Information Statement on Schedule 14C File No. 000-52634 Filed January 26, 2010

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Commission") to the Preliminary Information Statement on Schedule 14C of Florham Consulting Corp. (the "Company") by letter dated January 29, 2010 to Mr. Joseph J. Bianco, the Company's Chairman and Chief Executive Officer, and have set forth below the Company's responses.  The responses correspond to the numbered items in the Commission's letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

1.	Comment:

We note your response to comment 1 of our letter dated January 22, 2010.  In response to our comment, you state that you are relying upon the exemption set forth under Rule 14a-2(b)(2).  Please note that this exemption is not available to solicitations made on behalf of the registrant.  Therefore, we reissue our comment in part.  Please provide a legal analysis detailing how acquiring written consents from these shareholders did not constitute a proxy solicitation.

Response:

On the date hereof, the Company filed Amendment No. 2 to its Preliminary Information Statement on Schedule 14C which (i) provides the disclosures required by Item 13 and Item 14 of Schedule 14A; and (ii) incorporates by reference to the Company’s Current Report on Form 8-K filed with the Commission on January 7, 2010, which will be included as Exhibit C to the Information Statement and mailed to shareholders of record.  Based upon the foregoing, the Company believes that the amended Information Statement provides all applicable disclosures that would otherwise be set forth in a proxy statement filed under Schedule 14A.  Accordingly, the Company respectfully requests that the Commission withdraw this Comment No. 1.

2.	Comment:

We note your response to comment 2 of our letter; however, we continue to believe that Item 13 disclosure is applicable.  Please refer to Item 1 of Schedule 14C.  Please revise to include the financial information required by Item 13 of Schedule 14A, including MD&A disclosure, for both you and the target company.

Response:

As permitted by Section (b)(2) of Item 13 of Schedule 14A, the Company has revised page 25 of the Preliminary Information Statement to incorporate by reference to the Company’s Current Report on Form 8-K filed with the Commission on January 7, 2010, which includes all financial and other information required by Item 13 of Schedule 14A, including MD&A disclosure.  The Company hereby confirms that such Current Report on Form 8-K will be mailed to the Company’s shareholders of record as Exhibit C to the Information Statement.

3.	Comment:

We note your response to comment 3 of our letter; however, we continue to believe that Item 14 disclosure is applicable.  Please refer to Item 1 of Schedule 14C.  In addition, we note that you intend to amend your Certificate of Incorporation to increase the number of authorized shares in accordance with the terms of the merger agreement, which requires you to provide the disclosure required by Item 14 of Schedule 14A.  Please refer to Note A of Schedule 14A.

Response:

The Company has revised the Preliminary Information Statement beginning on page 6 to provide the disclosure required by Item 14 of Schedule 14A.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph J. Bianco

Joseph J. Bianco
Chairman and CEO